Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES A
DISTRIBUTION OF CASH DIVIDEND

Tel Aviv, Israel, March 28, 2007, Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that its board of directors had declared a dividend in an amount of NIS 6.3 (approximately $1.5) per Ordinary Share of EMI’s outstanding as of the date hereof, which equates to an aggregate amount of approximately NIS 160.4 million (approximately $38.3 million). The dividend is payable on or about April 19, 2007 to shareholders of record as of the close of business on April 6, 2007.

The dividend will be paid to the EMI shareholders in NIS, except for holders of EMI shares traded on NASDAQ Global Market (i.e., shares registered on the records of American Stock Transfer & Trust Company in the name of CEDE & Co.) and for holders who are listed on the records of American Stock Transfer & Trust Company, who will be paid in US Dollars in accordance with the representative rate of exchange of the US Dollar against the NIS published by the Bank of Israel on April 18, 2007.

The dividend will be paid to the EMI shareholders net of taxes to be withheld at source pursuant to Israeli law.

Mr. Shimon Yizhaki, President, commented: “Following the last years upon which the Company distributed dividends, we are delighted to announce this dividend distribution. In the beginning of this year we declared a divided distribution policy, for the following upcoming years. Such policy is intended for EMI’s shareholder’s and their benefit, resulting out of exists”.

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com